NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2008 Second Quarter Results

Calgary, Alberta, July 24, 2008 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the second quarter of 2008

CE Franklin reported net income of $1.0 million or $0.05 per share (basic) for the second quarter ended June 30, 2008, a 67% increase compared to net income of $0.6 million or $0.03 per share earned in the second quarter ended June 30, 2007.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
	(unaudited)		(unaudited)

Sales	$ 96.4	$ 82.9	$ 237.0	$ 237.2

Gross Profit	19.0	16.8	46.0	43.1
Gross Profit - % of sales	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	2.3	2.2	12.4	13.2
EBITDA(1) as a % of sales	0.0%	0.0%	0.1%	0.1%

Net Income	$ 1.0	$ 0.6	$ 7.2	$ 7.0
Per Share
Basic	$ 0.05	$ 0.03	$ 0.39	$ 0.38
Diluted	$ 0.05	$ 0.03	$ 0.39	$ 0.37

Net Working Capital (2)	$ 114.9	$ 127.0
Bank Operating Loan (2)	$ 18.4	$ 36.0

“Net income improved in the second quarter compared to the prior year period, out pacing the 15% decline in year over year well completions.  This is a solid result in a quarter that also saw the successful opening of our new, larger distribution centre, which positions CE Franklin well for the expected recovery in industry activity levels,” said Michael West, President and Chief Executive Officer.

Net income for the second quarter of 2008 was $1.0 million, up $0.4 million (67%) from the second quarter of 2007.  Second quarter sales are seasonally low as oilfield project activity is impacted by the spring break up.  Sales increased by 16% over the prior year period.  Approximately half of this increase in sales was due to a 17% increase in the sale of products used in our customer’s capital projects, outpacing the 12% increase in average rig counts. Adverse weather conditions experienced in the second quarter limited capital project activity with well completions declining by 15% compared to the prior year period.  The remaining increase reflected sales from JEN Supply and Full Tilt that were acquired in the second half of 2007.  Gross profit increased by $2.2 million over the prior year period due to the increase in sales offset by a reduction in gross profit margins. Gross profit margins for the quarter were 19.7%, down from strong performance in the prior year period at 20.3%.  Gross margins improved in the second quarter from 19.3% generated in the first quarter of 2008.  Selling, general and administrative expenses increased by $2.6 million to $16.7 million for the quarter due mainly to the addition of people and facility costs associated with the two acquisitions completed in the last half of 2007 and increased facility costs with the opening of the new Edmonton distribution centre during the second quarter. Lower interest expense was associated with reduced average debt levels and floating interest rates in the second quarter of 2008.  Income taxes increased by $0.2 million in the second quarter compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates.  The weighted average number of shares outstanding during the second quarter was comparable to the prior year period. Net income per share (basic) was $0.05, up 67% from $0.03 earned in the second quarter of 2007, consistent with the increase in net income.

Net income for the first half of 2008 was $7.2 million, up $0.2 million (3%) from the first half of 2007.  Sales for the first half of 2008 of $237.0 million were comparable to the prior year period.  Industry capital expenditure activity levels declined steadily throughout 2007 and the first quarter of 2008, before beginning to recover in the second quarter for reasons discussed in the “Outlook” section.  This contributed to a 7% decline in capital project equipment sales compared to the prior year period which was fully offset from the JEN Supply and Full Tilt acquisitions.  Gross profit increased by $2.9 million over the prior year period as gross profit margins increased from 18.2% in the first half of 2007 to 19.4% in the first half of 2008. The increases are due to increased high margin, MRO sales in 2008 and a large, low margin oilsands order in the first quarter of 2007. Selling, general and administrative expenses increased by $4.3 million to $33.6 million due mainly to the addition of people and facility costs associated with the two acquisitions completed in the last half of 2007 and increased facility costs associated with the opening of the new distribution centre in the second quarter.  Interest expense declined due to reduced average debt levels and floating interest rates in the first half of 2008.  Income taxes declined by $0.3 million in the first half of the year compared to the prior year period due primarily to a reduction in income tax rates.  The weighted average number of shares outstanding during the first quarter was comparable to the prior year period. Net income per share (basic) was $0.39 in the first half of 2008 compared to $0.38 in the first half of 2007.

Outlook

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  A combination of events experienced in 2007 including lower natural gas prices, the Alberta government royalty task force review and subsequent decision to increase royalty rates, high drilling and operating costs, and the rapid appreciation of the Canadian dollar, reduced the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions, resulting in a reduction of industry capital expenditures.

Through the first half of 2008, natural gas and oil prices have continued to strengthen. On April 10, 2008, the Alberta government announced certain enhancements to royalty rates designed to improve the economics of production from deep wells drilled commencing in 2009. These improvements are being partially offset by significant price increases for steel, which will result in increased costs for our customers and higher working capital investment by CE Franklin. Taken together, industry cash flow economics and in turn activity levels are beginning to improve. Industry forecasts are now expecting drilling activity over the second half of 2008 and 2009 to exceed comparable 2007 activity levels which should translate into increased well completions and improved demand for the Company’s products. With the successful opening of its new 153,000 square foot distribution centre in Edmonton during the second quarter, and its established supply store network in northeast British Columbia and southeast Saskatchewan, the Company is well positioned to efficiently service increased industry demand as it arises.

Over the medium to longer term, the Company is optimistic that its strong competitive position will enable it to take advantage of available market share as conventional industry activity recovers and demand for the Company’s products increase.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to profitably leverage its supply chain infrastructure.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net Working Capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.  Net Working Capital and Bank Operating Loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its second quarter 2008 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the 2008 second quarter results, which is open to the public, will be held on Friday, July 25, 2008 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3415 in Toronto or dialing 1-800-732-9307 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21275119 followed by the pound sign and may be accessed until midnight Monday, August 4, 2008.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2317040 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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